SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary Annual Report – March 2022 to March 2023 Statutory Audit and Risks Committee of Eletrobras’ companies

1.      Legal basis:

•	article 31-D, “vi” of CVM Resolution No. 23, of February 25, 2021
•	article 10, sole paragraph of CVM Resolution No. 81, of March 29, 2022
•	item 5.1, item "li" of the Internal Regulations of the Statutory Audit and Risk Committee (RICAE)

2.	Scope and period of coverage:
•	works developed by the Statutory Audit and Risk Committee (CAE), in a unified manner and through advice to the Boards of Directors (CAs) of Eletrobras and its subsidiaries, in the period from 03.19.2022 to 03.13.2023, equivalent to the cycle of tracking, monitoring and analysis of the quarterly and annual financial statements of Eletrobras, individual and consolidated, for the fiscal year ended on 12.31.2022.

3.	Main focuses of action:
•	Internal controls and Compliance with US legislation (Sarbanes-Oxley);
•	Information Security, Risk Management, Compliance/Integrity and Ethics;
•	Internal audit;
•	Manifestations and Whistleblowing Channel;
•	Transactions with related parties;
•	Corporate and financial operations;
•	Process of preparing the financial statements;
•	Independent audit; and
•	Health and Complementary Pension.

4.	Current composition
•	Five (5) members, all independent, being: 2 (two) directors and 3 (three) external members

– item 2.1 RICAE.

Composition of the CAE – March/2022 to March/2023

Name	Quality	Mar/19/22 to Mar/13/23
Jerônimo Antunes	Independent external member and CAE Coordinator	✔ (first term)
Felipe Villela Dias	Independent director and deputy coordinator	✔ (first reappointment)
Daniel Alves Ferreira	Independent Director	✔ (first reappointment)
Luiz Carlos Nannini	Independent external member	✔ Elected (first reappointment) on 05.11.2022
Luís Henrique Bassi Almeida	Independent external member	✔ Elected (second reappointment) on 02.22.2023

1

Summary Annual Report – March 2022 to March 2023 Statutory Audit and Risks Committee of Eletrobras’ companies

•            All members of the CAE meet the independence criteria set out in Article 31c, paragraph 2, of CVM Resolution No. 23, of 02.25.2021, as well as the independence criteria of the Brazilian Institute of Corporate Governance - IBGC and US legislation, as applicable to Eletrobras.

5.	Internal Regulations
•	Available at https://eletrobras.com/pt/Paginas/Estatuto-Politicas-e-Manuais.aspx

6.	Work Plan
•	Annually, the CAE submits to the Board of Directors (CA) of Eletrobras its annual work schedule for the fiscal year, covering its performance before the holding company and its subsidiaries.

7.	Communication of the CAE with the CAs of the holding company and its subsidiaries
•	The Committee's fruitful and proactive performance provided greater security and reliability to the decision-making process of the CAs, notably in matters involving corporate risks and transactions with related parties.
•	The Committee reported monthly at the meetings of the holding company's Board of Directors on the topics addressed at its meetings.
•	The CAE also issued recommendations and prior opinions on topics submitted to the deliberation of the holding company's CAs and subsidiaries that are related to their duties.

8.	Structure of the Governance Officer and Secretariat
•	Eletrobras has constantly improved its corporate governance system and the adherence of its documents to the legal, regulatory and voluntary environments, as a result of the commitment of senior management to an ethical and transparent culture.
•	In this sense, Eletrobras created the Governance Officer in 2022, composed of the Governance Secretariat as an internal agent that deals directly with the collegiate bodies in the proper exercise of their functions, providing all the necessary governance, communication, technical-administrative, interaction and monitoring support.
•	The Governance Superintendence, Bruno Klapper Lopes, and the Secretary of Governance, Fernando Khoury Francisco Junior, are responsible for assisting the CAE from the perspective of governance, technical and legal, including in communication with the management of Eletrobras companies.

9.	Meetings
•	From 03.19.2022 to 03.13.2023, the CAE held 49 meetings, which is equivalent to approximately 4.1 meetings per month and 140 total meeting hours (without accounting for meetings in electronic deliberation circuit).

2

Summary Annual Report – March 2022 to March 2023 Statutory Audit and Risks Committee of Eletrobras’ companies

9.1	Focus of topics in meetings – March/2022 to March/2023

Thematic focus on the agenda

Accounting Closing and ITRs 9.42%
Internal Audit 7.79%
Independent Auditors 7.79%
TPRs - Transaction with Related Parties 7.14%
SPEs and projects - Risk 5.52%
Risk Management 4.87%
Manifestations and Complaints 4.22%
Financial and Corporate Operations 6.82%
Integrity 3.57%
Assets and Investments 3.25%
Contracting 2.92%
Compensation to Managers 2.92%
SOx - Internal Controls 6.17%
Pension and Health 3.25%
Policies and Regulations 2.92%
Compulsory Loans and litigation liabilities 2.27%
Legal - transactions and agreements 2.27%
Information Security 2.27%
Eletrobras Privatization 3.25%
CAE Governance 2.92%
PDNG, PNG and Strategic Planning 1.62%
Form 20-F 0.97%
PLR 0.65%
Regulat... 0.65%
Tax Optimiz. 0.65%
Legal Budget 0.65%
Energy Trading 1.30%
AGM or EGM 0.65%
Dams 0.65%
Instit. Docs. 0.65%

3

Summary Annual Report – March 2022 to March 2023 Statutory Audit and Risks Committee of Eletrobras’ companies

•	The 10 (ten) items with the highest focus in the period were:

10.	Spreadsheet for Monitoring Demands and Pending Issues

•	In the period, the CAE formalized 25 demands to the technical areas and higher management bodies of Eletrobras and its subsidiaries.

11.	Description of Activities and Recommendations

•	The CAE focused on the monitoring and follow-up of topics related to the preparation of annual and quarterly financial statements, contingencies and litigation liabilities, internal audit, internal controls, risk management involving assets and investments, transactions with related parties, corporate and financial operations, manifestations and complaints, information security, compliance and integrity, review of policies and regulations, as well as acting on diversified fronts relevant to the Company, from the perspective of risk.
•	Below are listed the main activities and recommendations of the Committee in the period:

i.	Monitored, discussed and expressed an opinion on quarterly information and consolidated financial statements - fiscal year 2022 (1ITR, 2ITR, 3ITR and DFs).
ii.	Periodically monitored the management of litigation liabilities, focusing on compulsory and labor loans and improving internal controls.

Requested the Internal Audit to carry out an executive survey of the audit findings contained in previous work on the prioritized risks of compulsory loans and "judicial deposits".

Analyzed and advised Eletrobras' Board of Directors on matters involving proposals for judicial and extrajudicial settlement.

iii.	Monitored and issued recommendations for qualitative improvements in Eletrobras' internal audit work, reports and work plans.
iv.	Monitored risk factors related to internal controls (SOx).

4

Summary Annual Report – March 2022 to March 2023 Statutory Audit and Risks Committee of Eletrobras’ companies

v.	Analyzed financial and corporate operations of Eletrobras companies.
vi.	Analyzed intra-group lending and guarantees.
vii.	Independent Auditors

Held periodic meetings with the independent auditors, focusing on the annual work plan, quarterly and annual financial statements and monitoring of notes of deficiencies in internal controls, from the perspective of the Sarbanes-Oxley law (SOx).

Knew and opined about contracting services to be performed by the independent auditors ("permitted services" – PCAOB).

Retrospectively assessed the services provided by the independent auditors for the year ended 12.31.2022.

viii.	Monitored and issued qualitative recommendations on the tax optimization project
ix.	Followed the main risks associated with the largest projects – generation, transmission and SPEs segments
x.	Followed up on management and whistleblowing work and reports, including reporting from the Ethics Committee.
xi.	Accompanied the privatization process of Eletrobras.
xii.	Monitored work and reports from the risk management area.
xiii.	Monitored issues related to dam safety.
xiv.	Followed up on work and periodic integrity reports.
xv.	Monitored work and periodic reports on information security.
xvi.	Accompanied business and investment opportunities.
xvii.	Monitored and analyzed Transactions with Related Parties – TPRs.
xviii.	Accompanied topics related to pension funds and health plans.
xix.	Became aware of and previously analyzed proposals to hire “Big Four” audit firms (EY, Deloitte, KPMG and PwC).
xx.	Monitored and advised the Board of Directors on the Business and Management Master Plan – PDNG 22-26.
xxi.	Met the internal audit work on the results of the 2021-2025 Business and Management Master Plan.
xxii.	Accompanied the preparation, programming and rescheduling of Eletrobras' funding and investment budget.
xxiii.	Advised the Boards of Directors of Eletrobras and Eletronuclear in a long-term credit operation by Eletronuclear under the Angra 1 Lifetime Extension Program.
xxiv.	Accompanied the redefinition of the energy trading business model and requested the performance of internal audit work on the subject.
xxv.	Accompanied regulatory issues with potential and possible impact on the financial statements.
xxvi.	Followed up and formulated suggestions for improvement involving the preparation of Form 20- F, as well as met the Annual Written Affirmation – AWA – fiscal year 2021.
xxvii.	Followed the process of preparing the Reference Form – fiscal year 2021.
xxviii.	Opinion on Eletrobras' Annual Report – fiscal year 2021
xxix.	Accompanied the preparation/revision of regulations involving topics under its attribution.

5

Summary Annual Report – March 2022 to March 2023 Statutory Audit and Risks Committee of Eletrobras’ companies

xxx.	Gave an opinion on Eletrobras' Annual Letter of Public Policy and Governance – fiscal year 2021.
xxxi.	Met and formulated suggestions for improvement to the Report on the Brazilian Code of Corporate Governance – Publicly-Held Companies (Annex “D” of CVM Resolution No. 81/2022).
xxxii.	Met internal audit reports involving Profit Sharing – PLR and expressed itself on the subject.
xxxiii.	Met internal audit reports involving Annual Variable Compensation – RVA and spoke on the subject.
xxxiv.	Met and spoke about internal audit reports on the compensation paid to the managers of the companies Eletrobras CGT-Eletrosul, Chesf, Eletronorte, Eletronuclear and Furnas – April/2021 to March/2022.
xxxv.	Worked on issues related to the governance of the CAE itself (demand monitoring spreadsheet, budget of the board, evaluation of the board, review of its internal regulations and proposal of annual calendar and annual thematic agenda).
xxxvi.	Validated goals and evaluated the competence of managers linked to the Eletrobras Board of Directors.
xxxvii.	Held specific meetings with collegiate bodies and teams of subsidiaries.

12.          Monitoring of Quarterly Information Works – 1ITR, 2ITR and 3ITR - fiscal year ended on 12.31.2022

The Committee received periodic reports on the progress of the work to finalize the consolidated quarterly and annual financial statements, with a view to leveling the information and providing adequate interaction between the CAE and the company's management, notably regarding the flow of information and meeting clarifications related to the accounting closing process.

The Committee followed pari passu, the matter related to the respective quarterly accounting closures of 1ITR, 2ITR and 3ITR of 2022 of Eletrobras, having: (a) formulated suggestions for improvement in the Explanatory Notes; (b) verified positive developments in the closing process from the performance of the Committee; (c) approved by the authorization of the publication of Eletrobras' Interim Financial Statements (1ITR, 2ITR and 3ITR), for the periods ended March 31, June 30 and September 30, 2022, under the terms approved by the Executive Board.

13.          Opinion of the Committee on Financial Statements – fiscal year ended on 12.31.2022

The Committee monitored pari passu, the work and main critical points related to the closing of the annual financial statements, individual and consolidated, for the fiscal year 2022, including meetings with independent auditors and meeting with Eletrobras' Fiscal Council.

On March 13, 2022, the Committee met to finalize the Financial Statements and the Annual Management Report for the fiscal year ended December 31, 2022.

6

Summary Annual Report – March 2022 to March 2023 Statutory Audit and Risks Committee of Eletrobras’ companies

13.1 Conclusion of the opinion statement

The members of the Statutory Audit and Risk Committee - CAE, in the exercise of their duties, analyzed the annual individual and consolidated financial statements of Eletrobras, accompanied by the draft report of the independent auditors, for the fiscal year ended December 31, 2022.

Considering all the analyses, studies and debates carried out during the meetings of follow-up and supervision work carried out by the CAE on the quality, adequacy and integrity of the information, estimates and measurements disclosed in the financial statements, as well as based on the information and clarifications provided by the Company's management and discussions with the independent auditors, Eletrobras' Audit and Statutory Risks Committee – CAE, observing its scope of action and the report of the independent auditors without reservations, unanimously recommended the approval of its disclosure by the Eletrobras Board of Directors and its consequent filing by the Company with the Brazilian Securities and Exchange Commission — CVM.

Rio de Janeiro, March 13, 2023.

JERÔNIMO ANTUNES	DANIEL ALVES FERREIRA
Coordinator and External Member	Board of Directors Member

FELIPE VILLELA DIAS	LUIS HENRIQUE BASSI ALMEIDA
Board of Directors Member	External member

LUIZ CARLOS NANNINI

External member

7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.